ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 22, 2015	Nathan D. Somogie
T +1 617 951 7326
F +1 617 235 0073
nathan.somogie@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Columbia Funds Series Trust (the “Registrant”) (File No. 811-09645)

Ladies and Gentlemen:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the issuance of shares in connection with the reorganizations of:

1)	the Columbia International Value Fund series of the Registrant into the Columbia Overseas Value Fund series of the Registrant; and

2)	the Columbia International Opportunities Fund series of the Registrant into the Columbia Select International Equity Fund series of the Registrant.

The Registration Statement is proposed to become effective on January 21, 2016 pursuant to Rule 488 under the Securities Act of 1933, as amended. We would greatly appreciate receiving any comments you might have at your earliest convenience.

Please direct any questions or comments regarding this filing to Nathan Somogie of Ropes & Gray LLP at 617.951.7326 or nathan.somogie@ropesgray.com, or, in his absence, to Ryan Larrenaga of Ameriprise Financial, Inc. at 617.385.9536 or ryan.c.larrenaga@columbiathreadneedle.com.

Very truly yours,

/s/ Nathan D. Somogie

Nathan D. Somogie, Esq.